UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on November 10, 2022: EuroDry Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2022.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 14, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Nine-Month Period and Quarter Ended September 30, 2022

Maroussi, Athens, Greece – November 10, 2022– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2022.

Third Quarter 2022 Highlights:

•

Total net revenues for the quarter of $15.8 million.

•

Net income attributable to common shareholders of $6.2 million or $2.11 and $2.10 earnings per share basic and diluted, respectively.

•

Adjusted net income attributable to common shareholders1 for the quarter of $5.7 million, or, $1.94 and $1.93 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $9.5 million.

•

An average of 11.0 vessels were owned and operated during the third quarter of 2022 earning an average time charter equivalent rate of $20,637 per day.

•

On September 19, 2022 we announced the sale of M/V Pantelis, a 74,020 dwt drybulk vessel, built in 2000, for approximately $9.7 million. The vessel was delivered to her new owners, an unaffiliated party, on October 17, 2022.

•

As of November 9, 2022 we had repurchased 108,963 shares of our common stock in the open market for $1.5 million, under our share repurchase plan of up to $10 million, announced in August 2022.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2022 Highlights:

•

Total net revenues of $55.1 million.

•

Net income attributable to common shareholders was $27.3 million, or $9.43 and $9.34 earnings per share basic and diluted, respectively.

•

Adjusted net income attributable to common shareholders1 for the period was $25.1 million or $8.69 and $8.60 adjusted earnings per share basic and diluted, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 was $35.9 million.

•

An average of 10.5 vessels were owned and operated during the first nine months of 2022 earning an average time charter equivalent rate of $22,876 per day.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the third quarter of 2022, average time charter rates for the sizes of vessels we own dropped on average by 35-50% compared to the second quarter of 2022 with Supramax and Ultramax spot earnings dropping a bit less. Since the end of the third quarter, time charter rates slid down by another 5% to 12%, while average spot earnings improved. We believe that these developments were the result of, first, lower shipping demand due to the economic slowdown across the globe because of energy supply uncertainty from the Ukraine-Russia war and the increasing interest rates to combat rising inflation, and secondly, receding port-related delays which increased vessel availability and put downward  pressure on rates.

“Despite the rate drop, rates remain at profitable levels and, certainly, above the average rate level observed during the decade before the COVID pandemic started. While the economic uncertainty might continue over the next six months or so, the underlying market fundamentals will be dominated by the historically low level of drybulk orderbook which should result in tight vessel supply conditions over the next two to three years providing support to the charter rates.  Additionally, the implementation of the greenhouse gas emission regulations starting in 2023 is expected to further reduce the effective supply of vessels contributing to the tightness of the market.

“Thus, we remain optimistic about the prospects of the market. We believe we are well positioned to exploit opportunities to expand and renew our fleet utilizing the liquidity we have built over the last two years including proceeds from selected sales of vessels like the sale of our 22-year old vessel M/V Pantelis. At the same time we intend to continue our share repurchase program announced last August which not only represents an attractive investment opportunity but also enhances the value of our stock and benefits all our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2022 with the same period of 2021, our net revenues decreased by about $3.6 million, due to the lower time charter equivalent rates our vessels earned as compared to the third quarter of 2021 and the increased scheduled off-hire days for the third quarter of 2022, when our vessels did not earn revenues, compared to the same period of 2021. Operating expenses, including management fees and general and administrative expenses increased from $6,495 per vessel per day in the third quarter of 2021 to $6,593 in the third quarter of 2022. This increase is mainly due to the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine.

Adjusted EBITDA during the third quarter of 2022 was $9.5 million compared to $13.0 million achieved for the third quarter of last year. As of September 30, 2022, our outstanding debt (excluding the unamortized loan fees) was $88.0 million while unrestricted and restricted cash was $32.4 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $26.8 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Third Quarter 2022 Results:

For the third quarter of 2022, the Company reported total net revenues of $15.8 million representing a 18.7% decrease over total net revenues of $19.5 million during the third quarter of 2021 which was primarily the result of the lower time charter rates our vessels earned in the third quarter of 2022 compared to the corresponding period of 2021 and the increased scheduled off-hire days of the third quarter of 2022, when our vessels did not earn revenues. The Company reported a net income and net income attributable to common shareholders for the period of $6.2 million, as compared to a net income of $12.1 million and a net income attributable to common shareholders of $11.8 million for the same period of 2021.

For the third quarter of 2022, a gain on bunkers resulted in positive voyage expenses, of $2.0 million, as compared to positive voyage expenses of $0.1 million for the same period of 2021. Vessel operating expenses were $5.2 million for the third quarter of 2022 as compared to $3.7 million for the same period of 2021. The increase is attributable to the increased number of vessels operating in the third quarter of 2022 compared to the corresponding period in 2021, as well as the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine. Depreciation expense for the third quarter of 2022 amounted to $2.9 million, as compared to $2.0 million for the same period of 2021. This increase is due to the higher number of vessels operating in the third quarter of 2022 as compared to the same period of 2021. General and administrative expenses increased to $0.7 million in the third quarter of 2022, as compared to $0.6 million in the third quarter of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan. During the third quarter of 2022, two of our vessels completed their special survey with drydocking and one of our vessels was drydocked within the quarter in order to pass her special survey, which was completed in the fourth quarter of 2022. The total drydocking cost for the quarter was $2.7 million, while there were no vessels undergoing drydocking during the third quarter of 2021.

Interest and other financing costs for the third quarter of 2022 amounted to $1.0 million compared to $0.6 million for the same period of 2021. Interest expense during the third quarter of 2022 was higher mainly due to the increased amount of debt and the increased Libor rates of our loans during the period as compared to the same period of last year.  For the three months ended September 30, 2021, the Company recognized an unrealized gain of $1.0 million and a marginal realized loss on five interest rate swap contracts and a gain of $0.6 million on forward freight agreement (“FFA”) contracts entered into during the second quarter of 2022 and settled during the third quarter of 2022, comprising a realized gain of $1.1 million and a change in fair value of FFA contracts of $0.5 million, as compared to a marginal loss on three interest rate swap contracts and a $0.1 million loss on FFA contracts, comprising an unrealized gain of $1.6 million and a realized loss of $1.7 million during the third quarter of 2021.

On average, 11.0 vessels were owned and operated during the third quarter of 2022 earning an average time charter equivalent rate of $20,637 per day compared to 8.1 vessels in the same period of 2021 earning on average $28,103 per day.

Adjusted EBITDA for the third quarter of 2022 was $9.5 million compared to $13.0 million achieved during the third quarter of 2021.

Basic and diluted earnings per share attributable to common shareholders for the third quarter of 2022 were $2.11 basic and $2.10 diluted calculated on 2,925,799 basic and 2,930,909 diluted weighted average number of shares outstanding, compared to $4.47 basic and $4,41 diluted calculated on 2,634,822 basic and 2,675,224 diluted weighted average number of shares outstanding for the third quarter of 2021.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized gain derivatives, the adjusted earnings attributable to common shareholders for the quarter ended September 30, 2022 would have been $1.94 and $1.93 per share basic and diluted, respectively, compared to adjusted earnings of $3.84 and $3.79 per share basic and diluted, respectively, for the quarter ended September 30, 2021. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2022 Results:

For the first nine months of 2022, the Company reported total net revenues of $55.1 million representing a 30.7% increase over total net revenues of $42.1 million during the first nine months of 2021, which was mainly the result of the increased number of vessels operated and the slightly higher time charter rates our vessels earned during the period of 2022 compared to the same period of 2021. The Company reported a net income and net income attributable to common shareholders for the period of $27.3 million, as compared to a net income of $15.1 million and a net income attributable to common shareholders of $14.2 million, for the nine-month period of 2021.

For the nine months of 2022, a gain on bunkers resulted in positive voyage expenses of $2.9 million, as compared to positive voyage expenses of $0.5 million in the same period of 2021. Vessel operating expenses were $14.4 million for the nine months of 2022 as compared to $9.9 million for the same period of 2021. The increase is attributable to the increased number of vessels operating in the first nine months of 2022 compared to the corresponding period in 2021, as well as the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine. Depreciation expense for the first nine months of 2022 were $8.2 million compared to $5.4 million during the same period of 2021, mainly due to the higher number of vessels operating in the same period. On average, 10.5 vessels were owned and operated during the first nine months of 2022 earning an average time charter equivalent rate of $22,876 per day compared to 7.5 vessels in the same period of 2021 earning on average $22,232 per day. General and administrative expenses increased to $2.1 million during the first nine months of 2022 as compared to $1.7 million in the same period of last year. This increase is mainly attributable to the increased cost of our stock incentive plan. In the first nine months of 2022, four vessels underwent special survey, one vessel passed her intermediate survey in water (in lieu of drydock) and one of our vessels was drydocked within the quarter in order to pass her special survey, which was completed in the fourth quarter of 2022. The total drydocking cost for the period was $4.4 million, while there were no vessels undergoing drydocking during the first nine months of 2021.

Interest and other financing costs for the first nine months of 2022 amounted to $2.4 million compared to $1.7 million for the same period of 2021. Interest expense during for the period was higher due to the increased amount of debt and the increased Libor rates of our loans during the period as compared to the same period of last year. For the nine months ended September 30, 2022, the Company recognized a $2.2 million unrealized gain and a $0.2 million realized loss on five interest rate swaps and a $1.1 million realized gain on FFA contracts entered into during the second quarter of 2022 and settled during the third quarter of 2022 as compared to a $0.1 million gain on three interest rate swaps and a $2.5 million unrealized loss and $3.0 million realized loss on FFA contracts.

Adjusted EBITDA for the nine months of 2022 was $35.9 million compared to $26.3 million achieved during the first nine months of 2021.

Basic and diluted earnings per share attributable to common shareholders for the first nine months of 2022 was $9.43, calculated on 2,890,771 basic and $9.34, calculated on 2,918,800 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share attributable to common shareholders of $5.84, calculated on 2,427,810 basic and $5.74, calculated on 2,470,726 diluted weighted average number of shares outstanding, for the same period of 2021.

Excluding the effect of the change in the fair value of derivatives on the earnings attributable to common shareholders for the first nine months of the year, the adjusted earnings attributable to common shareholders for the nine-month period ended September 30, 2022 would have been $8.69 and $8.60 per share basic and diluted, respectively, compared to adjusted earnings per share of $7.42 basic and $7.29 diluted for the same period in 2021. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Feb-23	Hire 105% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105% of the Average Baltic Kamsarmax P5TC index(**)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jan-23	$11,500 for the first 65 days, then $16,000
GOOD HEART	Ultramax	62,996	2014	TC until Nov-22	$18,000-25,000(***)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Mar-23	$25,750
EIRINI P	Panamax	76,466	2004	TC until Dec-22	$15,500
SANTA CRUZ	Panamax	76,440	2005	TC until Nov-22	$14,000
STARLIGHT	Panamax	75,845	2004	TC until Nov-22	$18,500
TASOS	Panamax	75,100	2000	TC until Dec-22	$21,000
BLESSED LUCK	Panamax	76,704	2004	TC until Nov-22	$15,000
Total Dry Bulk Vessels	10	728,975

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The time charter equivalent rate depends on the final duration of the charter period to which the initial ballast and waiting will be allocated.

Summary Fleet Data:

	3 months, ended September 30, 2021	3 months, ended September 30, 2022	9 months, ended September 30, 2021	9 months, ended September 30, 2022
FLEET DATA
Average number of vessels (1)	8.1	11.0	7.5	10.5
Calendar days for fleet (2)	745.0	1,012.0	2,045.9	2,853.0
Scheduled off-hire days incl. laid-up (3)	0.0	92.1	0.0	141.8
Available days for fleet (4) = (2) - (3)	745.0	919.9	2,045.9	2,711.2
Commercial off-hire days (5)	0.0	0.0	0.0	6.1
Operational off-hire days (6)	4.3	10.3	8.1	23.0
Voyage days for fleet (7) = (4) - (5) - (6)	740.7	909.6	2,037.8	2,682.1
Fleet utilization (8) = (7) / (4)	99.4%	98.9%	99.6%	98.9%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	99.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.4%	98.9%	99.6%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	28,103	20,637	22,232	22,876
Vessel operating expenses excl. drydocking expenses (12)	5,718	5,893	5,664	5,837
General and administrative expenses (13)	777	700	846	750
Total vessel operating expenses (14)	6,495	6,593	6,510	6,587
Drydocking expenses (15)	53	2,696	47	1,547

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, November 11, 2022 at 9:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13734389.Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Third Quarter 2022 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Revenues
Time charter revenue	20,718,567	16,799,698	44,764,161	58,488,275
Commissions	(1,262,785)	(985,625)	(2,642,473)	(3,421,825)
Net revenues	19,455,782	15,814,073	42,121,688	55,066,450

Operating expenses
Voyage expenses, net	(97,247)	(1,971,407)	(540,322)	(2,866,697)
Vessel operating expenses	3,651,301	5,209,256	9,893,244	14,434,414
Drydocking expenses	39,771	2,728,266	96,945	4,414,251
Vessel depreciation	1,983,108	2,857,258	5,395,583	8,182,892
Related party management fees	608,948	754,117	1,694,773	2,218,181
General and administrative expenses	578,784	707,993	1,729,935	2,140,229
Total Operating expenses	(6,764,665)	(10,285,483)	(18,270,158)	(28,523,270)

Operating income	12,691,117	5,528,590	23,851,530	26,543,180

Other income / (expenses)
Interest and other financing costs	(555,801)	(965,917)	(1,676,973)	(2,371,540)
Loss on debt extinguishment	-	-	(1,647,654)	-
(Loss) / gain on derivatives, net	(75,585)	1,573,803	(5,389,990)	3,049,602
Foreign exchange gain / (loss)	4,269	24,050	(643)	51,427
Interest income	54	1,231	10,463	1,616
Other (expenses) / income, net	(627,063)	633,167	(8,704,797)	731,105
Net income	12,064,054	6,161,757	15,146,733	27,274,285
Dividend Series B Preferred shares	(274,337)	-	(845,262)	-
Preferred deemed dividend	-	-	(120,000)	-
Net income attributable to common shareholders	11,789,717	6,161,757	14,181,471	27,274,285
Earnings per share, basic	4.47	2.11	5.84	9.43
Weighted average number of shares, basic	2,634,822	2,925,799	2,427,810	2,890,771
Earnings per share, diluted	4.41	2.10	5.74	9.34
Weighted average number of shares, diluted	2,675,224	2,930,909	2,470,726	2,918,800

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	September 30, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,847,426	29,546,558
Trade accounts receivable, net	775,035	5,587,183
Other receivables	1,242,803	456,902
Inventories	770,342	2,820,770
Restricted cash	459,940	997,756
Asset held for sale	-	6,617,715
Derivatives	-	830,199
Prepaid expenses	314,397	286,688
Total current assets	30,409,943	47,143,771

Fixed assets:
Vessels, net	128,492,819	151,562,305
Long-term assets:
Derivatives	210,113	1,255,009
Restricted cash	2,220,000	1,885,000
Total assets	161,332,875	201,846,085

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,949,720	26,588,217
Trade accounts payable	855,825	2,013,026
Accrued expenses	852,442	3,020,332
Derivatives	289,430	-
Deferred revenue	1,514,543	1,402,665
Due to related companies	244,587	154,848
Total current liabilities	17,706,547	33,179,088

Long-term liabilities:
Long term bank loans, net of current portion	64,702,947	60,702,155
Total long-term liabilities	64,702,947	60,702,155
Total liabilities	82,409,494	93,881,243

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,919,191 and 2,877,500 issued and outstanding, respectively)	29,192	28,775
Additional paid-in capital	67,963,707	69,731,300
Retained earnings	10,930,482	38,204,767
Total shareholders' equity	78,923,381	107,964,842
Total liabilities and shareholders' equity	161,332,875	201,846,085

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2021	2022
Cash flows from operating activities:
Net income	15,146,733	27,274,285
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	5,395,583	8,182,892
Amortization of deferred charges	250,766	142,705
Share-based compensation	132,636	551,096
Unrealized loss / (gain) on derivatives	2,189,391	(2,164,525)
Loss on debt extinguishment	1,647,654	-
Changes in operating assets and liabilities	(847,045)	(3,022,066)
Net cash provided by operating activities	23,915,718	30,964,387

Cash flows from investing activities:
Cash paid for vessel acquisitions	(31,637,347)	(36,968,389)
Cash paid for vessels capitalized expenses	(37,891)	(792,703)
Net cash used in investing activities	(31,675,238)	(37,761,092)

Cash flows from financing activities:
Redemption of Series B Preferred shares	(3,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	9,190,013	2,685,602
Cash paid for share repurchase	-	(1,469,522)
Offering expenses paid	-	(12,427)
Preferred dividends paid	(570,925)	-
Loan arrangement fees paid	(648,000)	(150,000)
Proceeds from related party loan	6,000,000	-
Proceeds from long term bank loans	61,700,000	20,000,000
Repayment of related party loan	(2,700,000)	-
Repayment of long term bank loans	(44,212,000)	(11,355,000)
Net cash provided by financing activities	25,759,088	9,698,653

Net increase in cash, cash equivalents and restricted cash	17,999,568	2,901,948
Cash, cash equivalents and restricted cash at beginning of period	4,606,318	29,527,366
Cash, cash equivalents and restricted cash at end of period	22,605,886	32,429,314

           Cash breakdown

Cash and cash equivalents	17,015,316	29,546,558
Restricted cash, current	3,640,570	997,756
Restricted cash, long term	1,950,000	1,885,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	22,605,886	32,429,314

EuroDry Ltd.

Reconciliation of Net income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
Net income	12,064,054	6,161,757	15,146,733	27,274,285
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	555,747	964,686	3,314,164	2,369,924
Vessel depreciation	1,983,108	2,857,258	5,395,583	8,182,892
Change in fair value of Forward Freight Agreement derivatives	(1,584,369)	482,670	2,546,292	-
Loss / (gain) on interest rate swap derivatives	1,115	(951,633)	(133,730)	(1,944,762)
Adjusted EBITDA	13,019,655	9,514,738	26,269,042	35,882,339

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, loss on debt extinguishment, change in fair value of Forward Freight Agreements (“FFAs”) and loss / (gain) on interest rate swap derivatives.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, interest and other financing costs, loss on debt extinguishment, change in fair value of FFAs, loss / (gain) on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
Net income	12,064,054	6,161,757	15,146,733	27,274,285
Unrealized (gain) / loss on derivatives	(1,659,261)	(495,377)	2,189,391	(2,164,525)
Loss on debt extinguishment	-	-	1,647,654	-
Adjusted net income	10,404,793	5,666,380	18,983,778	25,109,760
Preferred dividends	(274,337)	-	(845,262)
Preferred deemed dividend	-	-	(120,000)
Adjusted net income attributable to common shareholders	10,130,456	5,666,380	18,018,516	25,109,760
Adjusted earnings per share, basic	3.84	1.94	7.42	8.69
Weighted average number of shares, basic	2,634,822	2,925,799	2,427,810	2,890,771
Adjusted earnings per share, diluted	3.79	1.93	7.29	8.60
Weighted average number of shares, diluted	2,675,224	2,930,909	2,470,726	2,918,800

Adjusted net income and Adjusted earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net income to represent net income before unrealized (gain)/loss on derivatives, which includes FFAs and interest rate swaps, and loss on debt extinguishment. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain)/loss on derivatives and loss on debt extinguishment, which may significantly affect results of operations between periods. Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income  or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income  and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 10 vessels, including 5 Panamax drybulk carriers, 2 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 10 drybulk carriers have a total cargo capacity of 728,975 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com